Exhibit 1

Transactions in the Shares During the Past Sixty Days

Nature of Transaction	Amouns of Securities Purchased (Sold)	Seller	Per Share Price ($)	Date of Purchase/Sale

Sale of Common Stock	(359,600)	ALTA FOX OPPORTUNITIES FUND, LP	$18.9000	10/31/25
Sale of Common Stock	(338,000)	ALTA FOX OPPORTUNITIES FUND, LP	$20.3891	12/10/25